FILE 82-4297

KCI KONECRANES PLC

STOCK EXCHANGE RELEASE 1 (17)
11 May, 2004 10.00 a.m.

KCI Konecranes Group
Interim Report January – Ma

RETURN TO GROWTH

For three quarters in a row, new orders show strong growth, now 14 %
Counted in local currencies the orders growth is approx. 20 %
The significant growth in orders will lead to sales growth later in the year
Restructuring results visible: Better profitability even w/o sales growth
Current currency environment will affect results negatively all through the year
Strong cash flow from operations: +17.8 MEUR (-5.5 MEUR)

	First quarter			LTM			LY
MEUR SALES	1-3/ 04	1-3/ 03	Change %	4/03- 3/04	4/02- 3/03	Change %	1-12/ 03
Maintenance Services	74.5	76.0	-2.0	337.3	347.8	-3.0	338.8
Standard Lifting Equipment	47.0	46.4	1.2	212.9	222.0	-4.1	212.3
Special Cranes	43.2	43.6	-1.0	178.2	205.6	-13.3	178.6
Internal Sales	-12.4	-15.2	-18.6	-62.4	-70.0	-10.9	-65.2
Sales total	152.2	150.8	1.0	666.0	705.5	-5.6	664.5
Operational EBITA	3.0	2.6	15.3	37.8	36.0	5.2	37.4
Goodwill amortisation	-0.5	-0.8	-34.4	-3.1	-3.2	-1.9	-3.4
Operational EBIT	2.5	1.8	37.0	34.7	32.8	5.9	34.1
Restructuring costs	0.0	-0.4		-12.2	-0.4		-12.6
Operating income	2.5	1.4	75.6	22.5	32.4	-30.5	21.5

dw 5/19

Financial income and expenses	-0.6	-0.5	7.9	-2.6	-1.2	117.6	-2.6
Income before taxes and minority interest	1.9	0.9	116.5	19.9	31.2	-36.3	18.9
Extraordinary items	0.0	0.0		-8.1	0.0		-8.1
Net income	1.3	0.6	114.9	7.4	21.1	-65.0	6.7
Earnings per share (EUR)	0.09	0.04	117.0	0.93	1.46	-36.4	0.88
ORDERS RECEIVED							
Maintenance Services	70.7	69.4	1.9	270.3	278.2	-2.8	269.0
Standard Lifting Equipment	60.8	54.5	11.5	226.6	223.5	1.4	220.3
Special Cranes	53.3	41.0	30.1	197.3	161.1	22.5	184.9
Internal Orders	-13.8	-15.4	-10.5	-60.7	-67.5	-10.1	-62.4
Orders Received total	171.0	149.5	14.4	633.4	595.3	6.4	611.9
Order book at end of period	234.9	210.3	11.7	-	-	-	211.2

Comments on first quarter results:

2004 has started well. For three quarters in a row, new orders demonstrate strong growth over the previous year: 14.4 %(Q1/04), 14.1 %(Q4/03) and 16.5 %(Q3/03) respectively.

This quarter's 14.4 % contains +1.9 % for Maintenance. The relevant measure is local currency. Calculated this way, the growth in Maintenance orders was 8 % over last year's figures.

The profitability improved. The strong order intake has not yet come through to sales, and profit improvements have been generated - against a very unfavourable currency development - through increased operational efficiency.

The trading environment still remains challenging on most of the Group's markets, thus the orders growth is largely the result of captured market shares.

However, certain product and geographical areas have started to grow: harbour cranes and steel mill cranes are selling well. The Chinese market continues to be buoyant, and in North America the market sentiment is slowly changing to the better.

Comments on year-end results:

Group earnings show a seasonal pattern: Earnings are low at the beginning of the year, and improve considerably towards the end of the year. This year, this effect will be boosted further by a robust order level. However, the effect of the lower value of the American dollar, and other currencies following the dollar, will gain full momentum during the second half of the year. The Group's hedging policies have delayed the effect at the beginning of the year.

The dollar effect is well counterbalanced by the operational efficiency improvements together with the forthcoming sales increase.

Stig Gustavson, President and CEO

Turning point!

In our Q3/03 report, my result commentary had the heading "Turning point?". That quarter then posted an orders growth of 16.5 %, after a period of no growth in new orders.
Now, with two more quarters of double-digit orders growth, the question mark is removed. The turning point was really passed at mid-year 2003.

In Standard Lifting and Special Cranes, we attribute the growth mainly to two success factors. One, Our R&D efforts have produced a totally modern and efficient product range, which is winning market shares. Two, our entry into the Chinese market has been well timed. Now, with already over twenty units (wholly owned/JV-s/contracted dealers) operative, our growth is accelerating.

Last year, we announced a number of rationalisation and restructuring measures. Fuelled by an increasing competitiveness based on production efficiency, we see good prospects for continued strong growth.

In Maintenance Services, the picture is different. Our business model constantly generates a steady flow of new contracts (+21 % in 2003 only). However, the huge restructuring within the global industry (a reported 70,000 jobs per month leaving the US for China) has created a wave of industrial reorganisation. Closures, consolidations, restructurings often mean a loss of maintenance contracts. During 2003, the loss ratio was 16 %, naturally taking its toll on maintenance profitability.

Now, the churn in maintenance contracts is coming down. The cancelled contract ratio in Q1/04 was 8 % p.a. The number is still high, compared to historical averages of 3-4 % p.a., but the development is a clear improvement.

Hyvinkää, 11 May, 2004
Stig Gustavson

First Quarter 2004
General Overview

(Numbers in brackets are corresponding values for the previous year unless otherwise indicated.)

Group total sales were EUR 152.2 million (Q1/2003: EUR 150.8 million). The sales growth was 1.0 %. Counted at comparable currency rates the growth was approx. 5 % and all Business Areas had a positive development. The development by geographical market area was uneven - the Asia-Pacific area sales grew strongly, now representing 22.1 % of total sales, all other areas contracted.

Group total orders received were EUR 171.0 million (149.5). The growth in orders was 14.4 % or approx. 20 % at comparable currency rates. The order growth was strong in Standard Lifting and Special Cranes (the combined growth was 24.0 % at comparable currency rates) while the growth in Maintenance Services was a statutory 1.9 % or approx. 8 % in local currencies. Maintenance contract turnover rate came down from the very high level of last year, but still stayed at a relatively high level. This fact had a negative effect on the growth and productivity in this Business Area.

The order growth remained very strong in Asia-Pacific, especially in China. In North America orders in dollars for Standard Lifting equipment and Services grew clearly. In very large cranes, however, only a few orders were booked in America during the quarter in spite of a high total inquiry level. The order activity improved in primary metals (steel, aluminium etc.), power stations and inland terminals and stayed at a high level in the harbour segment.

The Group's total order book at the end of the quarter was EUR 234.9 million (210.3). The growth was 11.7 % or approx. 14 % at comparable currency rates compared to Q1/03. The order book grew in all Business Areas. The growth from the end of last year was EUR 23.7 million or 11.2 %.

The Group's operating income was EUR 2.5 million (1.4), which is 75.6 % higher compared to Q1/03. The operating income on sales was 1.6 % (0.9). The profitability in Standard Lifting and Special Cranes improved clearly. In Maintenance Services the development was stable. The Group costs grew somewhat on a modest increase in development costs. The Group's operating income before goodwill amortizations (EBITA) was EUR 3.0 (2.2) or 2.0 % on sales (1.5 %). The operating income before depreciations and amortizations (EBITDA) was EUR 6.2 (5.5) or 4.0 % (3.7) on sales.

The net of financing costs and income was EUR 0.6 million (0.5) and income before taxes was EUR 1.9 million (0.9).

The Group income taxes were EUR 0.6 million (0.3) and they were based on the estimated 33 % effective tax rate for the whole year.

Group net income was EUR 1.3 million (0.6) or 114.9 % higher compared to Q1/03. Earnings per share were 0.09 (0.04).

The cash flow from operations was EUR 17.8 million or EUR 1.27 per share. In Q1/03 the corresponding cash flow was EUR 5.5 million negative. The positive cash flow development has been brought about through improvements in the working capital management.

The Group's net interest bearing debts decreased to EUR 42.0 million (63.9) and the gearing was 28.7 % (41.3). The solidity ratio was 41.1 % (40.7).

The Group's return on capital employed was 5.7 % (3.3) and the return on equity 3.4 % (1.5 %).

The Group's profit accumulation has never been uniform between different quarters. It has always been slow at the beginning of the year and has then improved towards the end of the year. This seasonal variation in earnings will repeat itself also during this year.

Review by Business Areas

Change in the reporting structure

During the past few years the Maintenance Services network in North America has increased its role in Standard Lifting Equipment sales and distribution. Over the years industrial cranes sales has become a substantial part of Maintenance Services operation. Until now industrial crane orders, sales and profit numbers have been reported as part of American service operations and included in the Business Area Maintenance Services in our reporting. To improve accuracy and relevance of reporting, from now on this portion of American service operations will be reported in the Business Area Standard Lifting Equipment. Business Area numbers, which were reported last year, have therefore been changed to match this new reporting structure to make year on year comparisons correct.

Maintenance Services orders received last year has been reduced by EUR 23.8 million, sales has been reduced by EUR 22.5 million and EBIT (relates to sales and distribution portion of the delivery) has been increased by EUR 0.4 million. The corresponding Standard Lifting Equipment numbers reported last year have accordingly been amended. Special Cranes or total Group consolidated numbers in 2003 were not affected.

Maintenance Services

Maintenance Services sales were EUR 74.5 million (76.0), down by 2.0 % compared to Q1/03. Counted at comparable currency rates sales grew by approx. 3 %.

The productivity improved following a number of operational changes with a headcount reduction by 146 persons or 5.4 % compared to Q1/03. The actions together with new IT tools and growth in the Business Area supported a positive profit development. The operating income was EUR 2.9 million (2.9) or 3.9 % (3.8) on sales. Profits were burdened by a relatively high turnover in the maintenance contract base. The turnover dropped significantly, but is still on a high level. The stronger euro had a small negative translation effect on the EBIT.

The order intake was EUR 70.7 million (69.4), up by 1.9 % compared to Q1/03. Counted in local currencies the growth in order intake was approx. 8 %. The growth in modernisation orders was strong compared to the low level in Q1/03. The maintenance contract base development was positive. There are now 217,662 cranes and hoists included in the contract base. This is 1.4 % more than one year ago, and 3.8 % or 7893 units more than at the end of last year. The net value of the contract base grew by 2.9 % during the first quarter. Contract reductions, cancellations, non-performing contacts and lost contracts caused the value to decrease by 1.6 % during the quarter, but additions and new contracts added 4.5 % to the value during the quarter. This level of churn in the base is lower compared to the whole of last year. It is, however, still at a historically high level.

The number of employees at the end of March was 2 541 (2 687).

Standard Lifting Equipment

Standard Lifting Equipment sales were EUR 47.0 million (46.4), up from Q1/03 by 1.2 % or approx. 6 % at comparable currency rates. The operating income was EUR 3.2 million (2.7) or 6.8 % (5.8) on sales. This was the fourth consecutive quarter with improving profitability on a LTM (Last Twelve Month) basis. The strong euro took its toll but the profit supporting factors (growth, cost reductions and product improvements) had a greater impact, and the net effect was an improvement in profitability.

The order intake was EUR 60.8 million (54.5) or 11.5 % up compared to Q1/03. The growth in order volume (counted in local currencies) was approx. 17 %. Orders grew strongly in China, but there was also a positive development in many other markets, which as such are not growing (for example the Nordic countries and Germany). The orders growth in North America was fuelled by the early recovery in that market.

Because of the strong order intake and increasing delivery times the Business Area's order book grew with almost 25 % (counted in local currencies) compared to the level of orders in the book one year ago.

There are several programs in progress aiming at cost reductions.

The number of employees was 1030 (1031). Excluding the personnel additions due to Group's growth in Asian based activities there was a personnel reduction by 50 persons compared to Q1/03.

Special Cranes

Special Cranes sales were EUR 43.2 million (43.6), down 1.0 % compared to Q1/03. Sales grew by approx. 1 % at comparable currency rates. The operating income was EUR 2.4 million (1.1) or 5.5 % on sales (2.5). The profit improvement comes from a lower cost base and a better productivity. The strength of the euro had a small negative impact on the profit.

The order intake was EUR 53.3 million (41.0). The growth was 30.1 % or almost one third when counted at comparable currency rates. On a last twelve months (LTM) basis Q1/04 marks the third consecutive quarter with strong growth in orders received.

The order book in Special Cranes grew by 13 % compared to Q1/03 and gives a good base load for the whole of 2004.

A number of programs dedicated to further cost reductions continue.

The number of employees was 610 (659).

Group costs and consolidation items

Group overheads, which mainly consist of Group's costs of R&D, personnel development, M&A activities, global sourcing, legal affairs, financing and management were EUR 5.3 million (4.6). The cost increase relates mainly to intensified development activities.

Group consolidation items consist of elimination of internal profits, shares of associated companies' result and group goodwill amortization. Q1/04 consolidation items were EUR 0.6 million (0.7). The small reduction is the result of lower goodwill amortizations.

Future prospects

Group earnings show a seasonal pattern: Earnings are low at the beginning of the year, and improve considerably towards the end of the year. This year, this effect will be boosted further by a robust order level. However, the effect of the lower value of the American dollar, and other currencies following the dollar, will gain full momentum during the second half of the year. The Group's hedging policies have delayed the effect at the beginning of the year.
The dollar effect is well counterbalanced by the operational efficiency improvements together with the forthcoming sales increase.

Important events

The ordinary Annual General Meeting (AGM) on March 4, 2004 confirmed a dividend of EUR 1.00 (0.95). The dividend was paid against each of the outstanding 14,044,530 shares and the payment date was March 16, 2004.

The AGM renewed the Board's authorisation to repurchase and transfer company's own shares up to a maximum of 715.431 shares.

The AGM decided to amend article 6 of the Articles of Association. The term of office of Board members shall now expire at the closing of the next Annual General Meeting following his/her election.

The AGM re-elected Mr Matti Kavetvuo. Mr Svante Adde and Mr Lennart Simonsen were elected new members of the Board. The other Board members are: Mr Timo Poranen, Mr Björn Savén, Mr Stig Stendahl and Mr Stig Gustavson.

In its first meeting the Board of Directors re-elected Mr Björn Savén as its Chairman.

The AGM reconfirmed Deloitte & Touche Oy as the company's external auditor.

KCI Konecranes subsidiary KCI Motors Oy completed mandatory labour negotiations on March 16, 2004. As a result of the negotiations the production of motors in Hyvinkää will be phased out and outsourced. Approximately 65 employees were given notices.

Mr Rainer Aalto, Director, Business Development and M&A, retired from his position on March 31, 2004 according to his agreement with the company. Mr Aalto has made himself available for KCI Konecranes in an advisory capacity on part time basis. Mr Antti Vanhatalo, Group Vice President and Mr Ari-Pekka Salonen, Director, M&A Financials, took over Mr Aalto's duties.

Important events after the end of the first quarter

On April 15, 2004 KCI Konecranes celebrated its 10th anniversary with a Jubilee seminar in Hyvinkää, Finland. Guest speakers included Mr. Martti Mäenpää, Director General, Technology Industries of Finland, Mr. Joe Bryant,Vice President, South Carolina State Port Authority, Mr. Magnus Diesen, Executive Vice President, Stora Enso and Ms. Li Feng Hua, Senior Executive Manager, Shanghai Baosteel International. We take this opportunity to thank our distinguished speakers for sharing their views on the immediate future within their respective industry sectors. The Seminar was followed by a Jubilee dinner in the crane factory in Hyvinkää. The Jubilee program was attended by some 180 persons from 20 countries including customers, business associates, suppliers, the press, investors, bank analysts, Board members, friends and former and present Konecranes top managers.

Group structure

KCI Konecranes made two important changes to its operational management organisation effective January 1, 2004.

In search of operational efficiency and cost synergies the Harbour and Shipyard Cranes (VLC) operations and Heavy Duty Process Cranes (GCC) operations were merged to form an operationally unified Special Cranes business under one management.

New Country Executive positions were created. The duties of the Country Executives include the co-ordination of marketing, sales, customer service and administration activities in the country of duty. The introduction of these positions does not change reporting lines,

but improve realisation of synergies between Business Areas, support growth and improve customer service. Altogether six Country Executives were appointed to cover the Group's main markets.

Important orders

Here are some examples on orders received during January-March 2004. The list illustrates our reach, both in terms of customer base and geographical coverage.

General Motors ordered a new stamping plant crane for Shanghai, China and another for Mansfield, Ohio, USA.

Automotive supplier TWB Fahrzeugtechnik GmbH & Co. KG ordered several cranes for their new factory in Artern, Germany.

I/S Kara Forbrændingsanlæg of Denmark ordered a Waste-to-Energy crane with a fully automated hopper feeding system for their plant in Roskilde.

International Bechtel Co. Ltd. ordered nine Power House Cranes for Aluminium Bahrain's ALBA Line 5 Expansion Project in Bahrain.

Fernwärme Wien GesmbH ordered a modernisation of two special cranes including replacement of open winches and crane electrification at their power station in Vienna, Austria.

Voestalpine ordered four workshop CXT cranes for the maintenance of their new continuous casting plant in Linz, Austria.

Nanshan Aluminum ordered an automated aluminum coil storage crane and four heavy-duty cranes including 20 units of CXT Industrial cranes for their Hot and Cold Rolling lines at their mill in Nanshan, China.

Corus (UK) Ltd. ordered a Process crane for their steel mill in Scunthorpe, UK.

Maschinenfabrik Herkules of Germany ordered an automated special crane for their roll shop system in Angang, China.

Nordland Papier GmbH ordered an automated roll storage crane for their paper mill in Dörpen, Germany.

Daewoo Shipbuilding of Korea ordered a Shipyard Gantry crane.

DeCeTe Duisburger Container-Terminalgesellshaft GmbH of Germany ordered a rail mounted gantry crane for handling containers at the river terminal in Duisburg, Germany.

Konecranes VLC Corporation received an order for a Ship-to-Shore container crane to be delivered to the Baltic Container Terminal (BCT) Gdynia in Poland.

The Bristol Port Company ordered a Gantry Type Grab Bulk Unloader for the Royal Portbury Dock in Bristol, UK.

Patrick's Terminal in Melbourne, Australia, ordered the modernisation of a Ship-to-Shore crane.

JR Marine & Engineering PTE Ltd. of Singapore ordered the relocation of seven Ship-to-Shore cranes using our FLUIDTS system at the new CT 9 container terminal for Modern Terminals Ltd. in Hong Kong.

Exxon Mobil of Houston, Texas, USA ordered an explosion proof crane for maintenance of compressor motors on a Floating Production Storage and Offloading Vessel (FPSO) working offshore near Equatorial Guinea.

Conoco Phillips ordered a Coke Handling Bucket Crane for Alliance Refinery in Belle Chasse, Louisiana, USA.

The new convention and exhibition center in Kuala Lumpur, Malaysia, ordered 448 chain hoists.

Share price performance and trading volume

During January-March 2004 KCI Konecranes' share price increased by 10.51 % and closed at EUR 30.50. The highest share price during the first quarter was EUR 30.70 and the lowest EUR 28.16. During the same period HEX All-Share Index increased by 11.67 %, HEX Portfolio Index increased by 4.32 % and HEX Metal & Engineering Index increased by 9.62 %.

Total market capitalisation at the end of March was EUR 436 million (incl. own shares held by the company), the 36th highest market value of companies listed on Helsinki Exchanges.

The trading volume totalled 5,873,601 shares of KCI Konecranes, which represents 41.82 % of the outstanding shares (excl. own shares held by the company). In monetary terms the trading was EUR 171 million, which was the 23rd largest trading of companies listed on Helsinki Exchanges.

The non-Finland-based shareholding at the end of March was 53.83 % (59.63).

At the end of March KCI Konecranes Plc held 264,100 of the company's own shares with a total nominal value of EUR 528,200 million, which is 1.85 % of the total amount of 14,308,630 shares and votes.

On March 23rd, Franklin Resources, Inc. informed that it controlled the voting rights pertaining to 14.96 % of the shares of KCI Konecranes Plc. The ownership of the shares is distributed between Franklin Resources mutual funds (3.42 %) and separate accounts managed by their affiliated investment advisers (11.54 %).

Hyvinkää, May 11, 2004
The Board of Directors

Formal statement

Certain statements in this report are forward looking and are based on management's expectation at the time they are made. Therefore they involve risks and uncertainties and are subject to change due to changes in general economic or industry conditions.

Statement of Income (MEUR)

	1-3/2004	1-3/2003	1-12/2003
Sales	152.2	150.8	664.5
Share of result of participating interest undertakings	-0.1	-0.1	-0.3
Depreciation	-3.7	-4.1	-16.5
Other operating expenses	-146.0	-145.2	-626.3
Operating income	2.5	1.4	21.5
Interests, net	-0.7	-0.6	-3.1
Other financial income and expenses	0.1	0.1	0.5
Extraordinary items	0.0	0.0	-8.1
Income before taxes	1.9	0.9	10.7
Taxes	-0.6(1	-0.3(1	-4.0
Net Income for the period	1.3	0.6	6.7
Profit /share (EUR)	0.09	0.04	0.88

1) According to estimated tax rate

Consolidated Balance Sheet (MEUR)

	3/2004		3/2003		12/2003
Fixed Assets	96.0		100.3		98.0
Inventories	83.2		81.5		72.4
Receivables and other current assets	196.4		200.9		218.6
Cash in hand and at banks	18.2		15.7		13.2
Total assets	393.8		398.4		402.2
Equity	151.6		159.9		163.4
Minority Interest	0.1		0.1		0.1
Provisions	19.9		11.8		20.3
Long-term debt	32.0		33.7		32.5
Current liabilities	190.3		193.0		185.9
Total shareholders' equity and liabilities	393.8		398.4		402.2
Gearing	28.7%		41.3%		27.8%
Solidity	41.1%		40.7%		42.6%
Return on capital		LTM 04		LTM 03	
employed (2	5.7%	11.3%	3.3%	15.8%	10.8%
Equity/share(EUR)	10.40		10.99		11.24

2) Calculated on annual basis

Consolidated cash flow (MEUR)

	1-3/2004	1-3/2003	1-12/2003
Free Cash flow	6.1	4.8	32.7
Change in working capital	11.7	-10.4	-8.4
Cash flow from operations	17.8	-5.5	24.2
Net Investments	-1.3	-8.2	-17.3
Cash flow before financing	16.6	-13.8	6.9
Change in debt, increase (+), decrease (-)	2.3	27.8	5.5
Dividend paid	-14.0	-13.3	-13.3
Correction items (1	0.2	-0.2	-1.1
Net financing	5.1	0.5	-2.0
Cash in hand and at banks at beginning of period	13.2	15.2	15.2
Cash in hand and at banks at end of period	18.2	15.7	13.2
Change of Cash	5.1	0.5	-2.0

1) Translation difference in cash in hand and at banks

Contingent Liabilities and Pledged Assets (MEUR)

	3/2004	3/2003	12/2003
Mortgages and pledged assets			
For own debts	5.9	5.9	5.9
For commercial guarantees	0.7	0.8	0.8
Own commercial guarantees	144.5	163.3	159.5
Guarantees			
For associated company's debt	0.8	0.8	0.8
For others	0.1	0.1	0.1
Leasing liabilities	16.7	16.1	18.3
Other liabilities	1.3	0.7	1.3
Total	170.0	187.8	169.1

Notional Amounts of Derivative Financial Instruments (MEUR)

	3/2004	3/2003	12/2003
Foreign exchange forward contracts	481.6	453.5	441.7
Interest rate swap	25.0	25.0	25.0
Currency options	157.1	236.7	0.0
Total	663.7	715.2	466.7

Derivatives are used for currency and interest rate hedging only. The notional amounts do not represent amounts exchanged by the parties and are thus not a measure of the exposure. A clear majority of the transactions relate to closed positions, and these contracts set off each other. The hedged orderbook and equity represent approximately one half of the total notional amounts.

Investments

	1-3/2004	1-3/2003	1-12/2003
Total (excl.acquisitions of subsidiaries) (MEUR)	1.3	3.9	12.4

DEVELOPMENT BY BUSINESS AND MARKET AREA

Sales by Business Area (MEUR)

	1-3/ 2004	1-3/ 2003	LTM*	LTM Year ago	1-12/ 2003
Maintenance Services	74.5	76.0	337.3	347.8	338.8
Standard Lifting Equipment	47.0	46.4	212.9	222.0	212.3
Special Cranes	43.2	43.6	178.2	205.6	178.6
./. Internal	-12.4	-15.2	-62.4	-70.0	-65.2
Total	152.2	150.8	666.0	705.5	664.5

Operating Income by Business Area (MEUR)

	1-3/2004		1-3/2003		1-12/2003		LTM*	LTM* Year ago
	MEUR	%	MEUR	%	MEUR	%	MEUR	MEUR
Maintenance Services	2.9	3.9	2.9	3.8	22.4	6.6	22.4	24.8
Standard Lifting Equipment	3.2	6.8	2.7	5.8	17.6	8.3	18.1	17.8
Special Cranes	2.4	5.5	1.1	2.5	13.1	7.3	14.4	14.8
Group costs	-5.3		-4.6		-29.5		-30.2	-23.6
Consolidation items	-0.6		-0.7		-2.0		-2.1	-1.4
Total	2.5		1.4		21.5		22.6	32.4

*) LTM = last 12 months (full year 2003 ./. three months 2003 + three months 2004

Personnel by Business Area (at the End of the Period)

	3/2004	3/2003	12/2003
Maintenance Services	2,541	2,687	2,622
Standard Lifting Equipment	1,030	1,031	1,000
Special Cranes	610	659	614
Group staff	117	111	114
Total	4,298	4,488	4,350
Average number of personnel during period	4,324	4,465	4,423

Order Intake by Business Area (Excl. Service Contract Base) (MEUR)

	1-3/ 2004	1-3/ 2003	LTM*	LTM Year ago	1-12/ 2003
Maintenance Services	70.7	69.4	270.3	278.2	269.0
Standard Lifting Equipment	60.8	54.5	226.6	223.5	220.3
Special Cranes	53.3	41.0	197.3	161.1	184.9
./. Internal	-13.8	-15.4	-60.7	-67.5	-62.4
Total	171.0	149.5	633.4	595.3	611.9

Order Book (Excl. Service Contract Base)

	3/2004	3/2003	12/2003
Total (MEUR)	234.9	210.3	211.2

Sales by Market (MEUR)

	1-3/ 2004	1-3/ 2003	LTM*	LTM Year ago	1-12/ 2003
Nordic and Eastern Europe	29.7	33.4	161.4	173.9	165.1
EU (excl. Nordic)	43.6	44.5	177.6	217.2	178.6
Americas	45.3	55.0	211.6	239.5	221.3
Asia-Pacific	33.6	17.9	115.4	74.9	99.6
Total	152.2	150.8	666.0	705.5	664.5

*) LTM = last 12 months (full year 2003 ./. three months 2003 + three months 2004)

Analyst and press briefing

An analyst briefing will be arranged today, on 11 May at 12.00 noon in Helsinki, Finland (address: Helsinki World Trade Center, Marski Hall, Aleksanterinkatu 17).

Teleconference

An international teleconference will be arranged today on 11 May 2004 at 4.00 p.m. Finnish time (2.00 p.m. London time). The dial-in number is +44-(0) 20 7162 0189. Please call in at 3.50 p.m. The graphics of the presentation are attached to the report on the Internet. A replay of the teleconference will be available for the next 48 hours at +44-(0) 20 8288 4459, code 713782.

Internet

This report is also available on the Internet at www.kcigroup.com. An audio recording of Mr Gustavson's presentation at the teleconference will be available on the Internet later on 11 May.

Next report

Interim Report, 2nd quarter, will be published on 12 August 2004 at 10.00 a.m. Finnish time (8.00 a.m. London time).

Graphics

A graphical presentation of this report is available on the Internet at www.kcigroup.com.

KCI KONECRANES PLC

Franciska Janzon
IR Manager

FURTHER INFORMATION
Mr Stig Gustavson, President & CEO, tel. +358-20 427 2000
Mr Teuvo Rintamäki, Chief Financial Officer, tel. +358-20 427 2040
Ms Franciska Janzon, IR Manager, tel. +358-20 427 2043

DISTRIBUTION
Helsinki Exchanges
Media